May 18, 2022

Dear Fellow Shareholders,

EMX has evolved from a junior prospect generator into a mid-tier royalty company with strong cash flow and growth projections thanks to our business model, our team, and our investors. Royalties are phenomenal financial instruments that grow in value via continued investment by operators, and at no expense to royalty holders. This happens throughout the life cycle of a royalty as further exploration leads to resource and reserve growth while technological and engineering advancements lead to more efficient mining, to the benefit of the royalty holder. This is a very good time to be a royalty company. Inflation fears have roiled global financial markets in 2022, and this is a time when royalties shine the most, with no exposure to exploration, production, and development cost increases yet full exposure to commodity price inflation. Royalties have been and will remain a key hedge against inflation and become increasingly important assets as the current inflationary cycle plays out.

Last year was transformative for EMX with a combination of financing and acquisition transactions. We added to our treasury in 2021 through a combination of a private placement raising $21.5 million, a $55.5 million credit facility with Sprott, and a $9.7 million vender-take-back note with SSR Mining Inc. ("SSR Mining"). Both debt arrangements carry favorable rates. The available capital, plus the timely use of our own equity, enabled EMX to invest over $130 million in growing our portfolio of royalties, other property interests, and strategic investments. This included taking advantage of two significant acquisition opportunities, the Caserones royalty interest and the portfolio of interests from SSR Mining which includes the flagship Gediktepe royalty. Both Caserones and Gediktepe, along with additional royalty interests in the EMX portfolio, are expected to provide cash flows to the Company for the foreseeable future. This includes our royalty interest at the world class Cukaru Peki mine where discussions with Zijin Mining are ongoing and continue to be courteous and professional. An amicable conclusion is expected by mid 2022. In addition to royalty acquisitions, having available capital has allowed us to take advantage of certain strategic investments, including acquiring a significant position in Premium Nickel Resources ("PNR"). All of this transpired while ending the year with cash and cash equivalents of $25 million, and investments and loans receivable of $23 million.

We've continued in 2022 by bolstering our treasury with payment of a US$25 million settlement related to our Leeville Royalty, a private placement with Franco Nevada Corporation ("Franco Nevada") for US$10 million and amended terms of the Sprott Credit Facility that extended the maturity date by 18 months. These transactions allowed us to recently acquire a larger effective royalty interest on the Caserones mine. This was a good outcome for EMX and our shareholders, and one that provides immediate meaningful cash flow and growth potential for years to come. Importantly, this also led to the collaboration with Franco Nevada, a royalty company that has set the standard for the industry. Adding Franco Nevada to our registry is a feather in our cap which gives us great pride. Franco Nevada expressly applauds our global royalty generation track record through its investment in the Company.

Key Company milestones for 2022 include initial royalty cash flows from the Gediktepe, Balya and Cukaru Peki mines, each of which have now commenced production. These three assets will join Leeville and Caserones as paying royalties at the top of EMX's pyramid of advancing royalty interests. Other notable developments anticipated this year include continued exploration success at Diablillos, value creation via exploration on EMX's royalty footprint south of South32's Hermosa-Taylor project, and commencement of feasibility studies at Viscaria, all of which will contribute long term value for EMX.

EMX continues to steadily accumulate royalties via our organic royalty generation. Over the course of nearly 20 years these initiatives have built a solid global portfolio of hundreds of royalty interests at varying stages of advancement. EMX receives significant and consistent cash flow from advance royalty and pre-production property payments, which help to self-fund the Company's generative programs. This allows the Company to grow the royalty portfolio at little net cost, while steadily increasing shareholder exposure to discovery potential and wealth creation. The Company has continued to see strong industry interest in our royalty generation properties and executed agreements for 25 of our royalty generation projects in 2021, a record pace of annual deal flow for the Company. Many of EMX's current counter parties are well financed, top tier companies (e.g., South32, Nevada Gold Mines, JX Nippon and Kennecott/Rio Tinto). More than $35 million in exploration spending by our counter parties is slated for EMX's royalty properties in 2022, and substantially more will be spent in development, construction, and production capital expenditures during 2022. These operator-funded activities fuel value creation and optionality exposure to EMX's benefit. As EMX projects are sold and optioned, the Company continues to add new projects to its generative pipeline.

Suite 501 - 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada

Tel: (604) 688-6390 Fax: (604) 688-1157

www.EMXroyalty.com

Throughout our history EMX has a remarkable track record of making timely and profitable strategic investments. Since the Company's inception, these investments have netted the company over $65 million with the benefit of certain outstanding investments still to be realized. Not all of these investments have panned out, however. Our investment in Rawhide has been entirely written off at this point and we learned an important lesson about the risk of operatorship. Ironically, the experience at Rawhide is another example of why EMX prefers royalty interests to operating interests. On the positive side, we are very pleased with our Premium Nickel Resources ("PNR") investment and are highly supportive of the planned route to go public via the RTO transaction with North American Nickel (TSXV: NAN). PNR has made several notable acquisitions in the prolific Selibi-Phikwe mining district of Botswana and is poised to become the region's next significant producer of nickel, copper, cobalt, and PGEs. EMX was an early supporter of PNR, and is pleased to have become a significant strategic investor in the company.

EMX has had key supportive shareholders from the beginning, and we are particularly pleased to have added SSR Mining and Franco Nevada to our shareholder list since my last letter to you. As always, I am grateful to all our shareholders for their continued support. I believe EMX shares are currently undervalued and I'm optimistic that the Company's discount to intrinsic value will close as key royalty assets achieve full paying status.

Continuing into 2022, EMX's seasoned management will strive to identify new royalty and investment opportunities, while further filling a pipeline of royalty generation properties. The EMX team has evolved from a group of entrepreneurial exploration and mining geologists to a well-rounded team that includes finance, engineering, and legal professionals. It is highly rewarding for me to work with such great people. The year 2022 looks to be another signal year for the Company and our shareholders.

Respectfully Submitted,

David M. Cole

President and Chief Executive Officer

Suite 501 - 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada

Tel: (604) 688-6390 Fax: (604) 688-1157

www.EMXroyalty.com